# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mercury General Corporation, CIK 0000064996
CUSIP: 589400100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4484 Wilshire Boulevard, Los Angeles, California (CA), 90010
Date of event which requires filing of this statement: 08/26/2026
Filed by CIK 0001895975
Persons authorized to receive notices and communications: Vicky Wai Yee Joseph, c/o Mercury General Corporation, 4484 Wilshire Boulevard, Los Angeles, California (CA), 90010, (323) 937-1060

## Reporting persons
- Vicky Wai Yee Joseph (CIK 0001895975): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 19,573,858; shared voting power 0; sole dispositive power 19,573,858; shared dispositive power 0; aggregate amount beneficially owned 19,573,858 (35.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Mercury General Corporation
Address of issuer's principal executive offices: 4484 Wilshire Boulevard, Los Angeles, California (CA), 90010

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by Vicky Wai Yee Joseph (the "Reporting Person").
Residence or business address: The address of the principal business office of the Reporting Persons is c/o Mercury General Corporation, 4484 Wilshire Boulevard, Los Angeles, CA 90010.
Present principal occupation or employment: The present principal occupation of the Reporting Person is a director on the Issuer's board of directors.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Of the shares of Common Stock reported herein, 19,567,934 shares are held by a trust of which the Reporting Person is the sole trustee. The shares were transferred to the trust by the Reporting Person's spouse, George Joseph, who was Chairman of the Board of Directors of the Issuer. The Reporting Person became the sole trustee of the trust upon Mr. Joseph's death on August 26, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
General

The Reporting Person intends to review her investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Person may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Person's economic exposure with respect to her investment in the Issuer, which instruments or agreements may or may not affect the Reporting Person's beneficial ownership in securities of the Issuer. In addition, the Reporting Person, including in her capacity as a director of the Issuer, may engage in discussions with management, the board of directors of the Issuer, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors. To facilitate consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change her purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based on 55,388,627 shares of Common Stock outstanding as of July 30, 2026 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, during the past 60 days, the Reporting Person has not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Vicky Wai Yee Joseph: /s/ Vicky Wai Yee Joseph, Vicky Wai Yee Joseph (09/30/2026)